Exhibit 99.1

Draganfly Showcases Tactical Drone Innovation at Global Defense Summit in Latvia

Tampa, Florida – June 5, 2025 – Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8), an award-winning drone solutions and systems developer, is pleased to announce its successful participation at the Global Drone Innovation and Defense Coalition Summit (Drone Coalition) – Summer 2025, held May 29 in Riga, Latvia.

Co-hosted by the Latvian and UK Ministries of Defense, the limited invite-only summit welcomed more than 1,500 participants from 28 countries across the government, defense, and drone technology sectors. The summit marked the formal expansion of the Drone Coalition from 17 to 20 member states and highlighted €4 billion in collective investment toward advancing coalition-aligned drone capabilities.

Draganfly was featured as a leading provider, prominently positioned, and showcased multiple systems from its interoperable family of tactical drone platforms, including The Commander 3XL, The APEX, and the modular Flex FPV.

Draganfly was the only provider demonstrating a fully modular and interchangeable FPV platform, and the only company offering multiple tactical deployment drone systems with field-proven validation.

“We were honored to have participated in a summit that is shaping the future of allied drone strategy and deployment,” said Cameron Chell, President and CEO of Draganfly. “The interest in our modular Flex FPV system and integrated drone platforms reinforces our focus on innovation, mission adaptability, and coalition-aligned development priorities.”

The company also engaged with representatives from leading academic and research institutions to explore potential collaborative initiatives in military drone advancement and demining technologies.

Draganfly’s presence underscored its long-standing support for Ukraine and its commitment to field-driven innovation shaped by real-time operational feedback.

Draganfly has been invited to return to Riga in August 2025 for the upcoming Security Conference, with further planning underway.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations operate. Recognized as being at the forefront of technology for over 25 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, and mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

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Erika Racicot

Email: media@draganfly.com

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Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to Draganfly’s participation in the Global Drone Innovation and Defense Coalition Summit as well as statements regarding the company engaging with representatives from leading academic and research institutions to explore potential collaborative initiatives in military drone advancement and demining technologies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.